SODASTREAM REPORTS RECORD FOURTH QUARTER RESULTS

Revenues Increased 32% to Euro 66.1 Million

Adjusted Net Income Increased 21% to Euro 5.1 Million

Adjusted Diluted EPS was Euro 0.25 or $0.32*

AIRPORT CITY, Israel – February 29, 2012 – SodaStream International Ltd. (NASDAQ: SODA), a leading manufacturer of home beverage carbonation systems announced today its results for the three and twelve month periods ended December 31, 2011.

Fourth Quarter Fiscal 2011 Highlights

•	Revenues increased 32% to Euro 66.1 million
•	Americas revenues increased 70% to Euro 24.6 million
•	Adjusted diluted earnings per share was Euro 0.25 or $0.32*
•	Unit sales of soda makers increased 8% to 767,000
•	Unit sales of flavors increased 24% to 4.6 million
•	Unit sales of CO2 refills increased 27% to 3.4 million

Full Year Fiscal 2011 Highlights

•	Revenues increased 39% to Euro 222.7 million
•	Americas revenues increased 105% to Euro 64.7 million
•	Adjusted diluted earnings per share was Euro 1.23 or $1.60*
•	Unit sales of soda makers increased 41% to 2.7 million
•	Unit sales of flavors increased 36% to 18.9 million
•	Unit sales of CO2 refills increased 29% to 13.3 million

“This has been a defining year for SodaStream with strong top and bottom line growth in each of the four quarters, driven by robust soda maker and consumable sales,” commented Daniel Birnbaum, CEO of SodaStream. “Our U.S. business experienced strong growth in 2011 driven by our launch of new products, retail expansion, and ramped up marketing efforts, including our first TV commercial. The U.S. is now our largest single market with sales growth at 104% for the year, unit sales of soda makers up 113% and CO2 refills and flavors up 98% and 132%, respectively. This is a clear indication that consumers are embracing our brand as we continue to bring our revolution to every household in America.

Worldwide, we recently entered new markets in Japan and Brazil and are experiencing accelerated growth in France, Australia, and the U.K. The recent acquisition of our Nordics business enables us to further grow in this important region as well,” stated Mr. Birnbaum. “Looking ahead, we continue to invest in product innovation and strategic partnerships, consumer education and brand building, retail and geographic expansion, and capacity increase ahead of demand. With these key components in place, we look to 2012 and beyond with great anticipation.”

Results for the Three Months Ended December 31, 2011:

Total revenues for the fourth quarter of 2011 were Euro 66.1million, $85.7 million as per a convenience translation*, an increase of 32.1% compared to Euro 50.0 million reported in the fourth quarter of 2010. Revenues for Western Europe and the Americas increased 20.5% and 70.2%, respectively, compared to the fourth quarter of 2010. (See table with geographic breakdown below)

During the fourth quarter of 2011, revenues of soda maker starter kits, which include a soda maker, a CO2 cylinder and a bottle, increased 24.4% to Euro 31.4 million and revenues of consumables increased 37.8% to Euro 32.6 million. On a unit basis, soda maker starter kits increased 7.7% to 767,000, CO2 refills increased 26.6% to 3.4 million, and flavors increased 24.2% to 4.6 million.

* As of December 31, 2011, the Euro to U.S. Dollar exchange rate was: €1.00 equaled $1.2973

Gross margin for the fourth quarter of 2011 was 57.3%, compared to 54.3% for the same period in 2010. This increase was primarily due to the growing portion of higher-margin U.S. sales, leveraging the fixed portion of the production costs to achieve higher revenue, and a positive currency exchange rate impact.

Sales and marketing expenses for the fourth quarter of 2011 totaled Euro 28.1 million compared to Euro 18.9 million for the comparable period last year. The increase is primarily due to an increase in marketing spending to capitalize on new distribution opportunities, mainly in the United States. As a percentage of revenues, sales and marketing expenses excluding advertising and promotions decreased to 17.4% for the fourth quarter of 2011 compared to 20.3% for the fourth quarter of 2010.

General and administrative expenses for the fourth quarter of 2011 were Euro 5.7 million, compared to Euro 4.6 million in the comparable period of last year. General and administrative expenses for the three months ended December 31, 2011 include Euro 1.0 million of non-cash share-based compensation expense (the “Share-Based Compensation Expense”) while general and administrative expenses for the three months ended December 31, 2010 include Euro 0.7 million of the Share-Based Compensation Expense and Euro 88,000 related to a previous management fee that was cancelled effective as of November 2010.

Adjusted general and administrative expenses exclude the Share-Based Compensation Expense as well as the discontinued management fees. Such adjusted general and administrative expenses were Euro 4.7 million or 7.1% of revenues for the fourth quarter of 2011, and Euro 3.9 million or 7.8% of revenues for the comparable period of 2010.

Net income for the three months ended December 31, 2011 was Euro 4.1 million, or Euro 0.20 ($0.26 per the convenience translation) per fully diluted share based on 20.8 million weighted average shares, compared to net income of Euro 3.5 million, or Euro 0.21 per fully diluted share based on 17.1 million weighted average shares, in the comparable period in 2010. Excluding the Share-Based Compensation Expense and the discontinued management fees, Adjusted net income (as defined below) for the fourth quarter of 2011 was Euro 5.1 million, or Euro 0.25 ($0.32 per the convenience translation) per fully diluted share, compared to Adjusted net income of Euro 4.3 million, or Euro 0.25 per fully diluted share, in the fourth quarter of 2010.

Adjusted EBITDA (as defined below) for the fourth quarter of 2011 totaled Euro 6.9 million, compared to Euro 6.2 million for the comparable period in 2010. Adjusted EBITDA margin was 10.5% for the fourth quarter of 2011 as compared to 12.3% for the comparable period in 2010.

Cash flow used in operating activities during the fourth quarter of 2011 was Euro 3.1 million, compared to Euro 1.9 million during the comparable quarter of 2010.

Balance Sheet

As of December 31, 2011, cash and cash equivalents and bank deposits increased to Euro 57.2 million from Euro 52.9 million as of December 31, 2010. The increase is attributable mainly to the Euro 33.1 million raised from the secondary offering that closed on April 19, 2011, less cash used for operating activities (mainly increase in working capital), capital investments and debt repayment. As of December 31, 2011, loans and borrowings were Euro 3.1 million, compared to Euro 6.8 million as of December 31, 2010. Working capital as of December 31 2011 was Euro 60.3 million, an increase of 122.1%, compared to Euro 27.2 million as of December 31, 2010, primarily due to an increase in inventory and accounts receivable.

Change in Reporting Currency

Beginning with the first quarter ending March 31, 2012, the Company will change its reporting currency to the U.S. dollar (USD). To date, the Company has presented its annual and quarterly consolidated balance sheets and related consolidated statements of operations and cash flows in Euro (EUR). The change in reporting currency is to better reflect the importance of the U.S. market for the Company’s current and future business plans.

In accordance with IFRS, the financial statements for comparative periods will be translated (restated) into the new reporting currency using the exchange rate as of January 1, 2012.

Full Year 2012 Guidance

The Company expects full year 2012 revenue to increase approximately 28% over 2011 revenue of Euro 222.7 million ($289.0 million per the convenience translation of 1.2973). The Company also expects net income to increase by approximately 42% as compared with its net income of Euro 21.2 million ($27.5 million per the convenience translation of 1.2973) reported in 2011. This guidance includes a share-based payment expense of approximately Euro 4.1 million in 2012 compared to share-based payment expense of Euro 4.2 million in 2011. On an adjusted basis, excluding the share-based payment expense, 2012 net income is expected to increase approximately 35% over the Adjusted net income of Euro 25.3 million ($32.9 million per the convenience translation of 1.2973) reported in 2011.

Conference Call and Management Commentary

Detailed CFO commentary and a supplemental slide presentation have been filed as part of today’s 6-K and will be posted on the Company’s website, http://sodastream.investorroom.com.

The Company has scheduled a conference call for 8:30 AM Eastern Standard Time (U.S. time) today (Wednesday, February 29, 2012) to review the Company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream manufactures beverage carbonation systems which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. Soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost effective, promote health and wellness, and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Our products are available at more than 50,000 retail stores in 42 countries around the world. For more information on SodaStream, please visit the Company's website: www.sodastream.com.

Non-IFRS Financial Measures

This press release contains certain non-IFRS measures, including Adjusted net income (“Adjusted net income”), Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization (“Adjusted EBITDA”), and Adjusted diluted earnings per share (“Adjusted diluted EPS”).

Adjusted net income represents net income calculated in accordance with IFRS as adjusted for the impact of the Share-Based Compensation Expense and for the impact of the discontinued management fees. Adjusted EBITDA represents earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of the Share-Based Compensation Expense and of the discontinued management fees. Adjusted diluted EPS represents earnings per share calculated in accordance with IFRS as adjusted for the impact of the Share-Based Compensation Expense and for the impact of the discontinued management fees.

The Company believes that the Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, which excludes the Share-Based Compensation Expense and the discontinued management fees, should be considered in evaluating the Company’s operations since they provide a clearer indication of the Company’s operating results going forward.

These measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

Forward Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to expand into our target markets, including the United States; our ability to continue to develop or maintain our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability operate; risks associated with our being subject to fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors detailed in documents we file from time to time with the United States Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Company Contact:

Yonah Lloyd

Executive Director, Corporate Development and Communication

SodaStream International Ltd.

Phone: +972-3-976-2462

yonahl@sodastream.com

Investor Contacts (US):

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

Consolidated Balance Sheets as of

In thousands

			Convenience
			translation into
			U.S. Dollar
	Dec-31	Dec-31	Dec-31
	2010	2011	2011
	(Audited)	(Unaudited)	(Unaudited)
Assets
	euro	euro	$
Cash and cash equivalents	52,900	26,801	34,769
Bank deposits	-	30,436	39,485
Inventories	38,523	59,065	76,625
Trade receivables(*)	32,017	45,057	58,452
Other receivables(*)	6,792	15,466	20,064
Derivative financial instruments	836	248	322
Assets classified as available-for-sale	629	645	837
Total current assets	131,697	177,718	230,554

Property, plant and equipment	21,548	35,793	46,434
Intangible assets	13,405	19,547	25,358
Deferred tax assets	1,248	900	1,168
Other receivables	167	173	224
Total non-current assets	36,368	56,413	73,184

Total assets	168,065	234,131	303,738

Liabilities
	euro	euro	$
Loans and borrowings	6,753	3,088	4,006
Derivative financial instruments	406	-	-
Trade payables	30,425	36,524	47,383
Income tax payable	6,376	7,069	9,171
Provisions	515	306	397
Other current liabilities	13,911	16,242	21,071
Total current liabilities	58,386	63,229	82,028

Employee benefits	768	1,154	1,497
Provisions	379	396	514
Deferred tax liabilities	410	553	717
Total non-current liabilities	1,557	2,103	2,728

Total liabilities	59,943	65,332	84,756

Shareholders’ equity

Share capital	2,286	2,496	3,238
Share premium	91,870	129,963	168,601
Translation reserve	(53)	1,134	1,471
Retained earnings	14,019	35,206	45,672
Total shareholders’ equity	108,122	168,799	218,982

Total liabilities and shareholders’ equity	168,065	234,131	303,738
	euro	euro	$

(*) presented in comparative periods under one line item "trade and other receivables"

Consolidated Statements of Operations

In thousands (net income per share amounts in units)

			Convenience			Convenience
			Translation			Translation
			into			into
			U.S. Dollar			U.S. Dollars
	For the twelve	For the twelve	For the twelve	For the three	For the three	For the three
	months ended	months ended	months ended	months ended	months ended	months ended
	Dec-31	Dec-31	Dec-31	Dec-31	Dec-31	Dec-31
	2010	2011	2011	2010	2011	2011
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	euro	euro	$	euro	euro	$
Revenues	160,652	222,734	288,953	50,002	66,051	85,688
Cost of revenues	74,059	101,291	131,405	22,832	28,173	36,549

Gross profit	86,593	121,443	157,548	27,170	37,878	49,139

Operating expenses
Sales and marketing	57,057	76,443	99,170	18,938	28,083	36,432
General and administrative	18,536	22,993	29,829	4,648	5,721	7,422
Other income, net	(198)	(122)	(158)	(106)	(29)	(38)

Total operating expenses	75,395	99,314	128,841	23,480	33,775	43,816

Operating income	11,198	22,129	28,707	3,690	4,103	5,323

Interest expense (income), net	1,467	(1,176)	(1,526)	399	(251)	(326)
Other financial expense (income), net	(1,766)	(482)	(625)	(932)	17	22

Total financial income, net	(299)	(1,658)	(2,151)	(533)	(234)	(304)

Income before income taxes	11,497	23,787	30,858	4,223	4,337	5,627

Income taxes	1,769	2,600	3,373	740	236	306

Net income for the period	9,728	21,187	27,485	3,483	4,101	5,321
	euro	euro	$	euro	euro	$

Net income per share	euro	euro	$	euro	euro	$
Basic	1.21	1.08	1.40	0.26	0.20	0.26
Diluted	0.69	1.03	1.34	0.21	0.20	0.26

Weighted average number of shares
Basic	8,026	19,553	19,553	13,417	20,081	20,081
Diluted	14,680	20,572	20,572	17,128	20,826	20,826

Consolidated Statements of Cash Flows

In thousands

			Convenience			Convenience
			Translation			Translation
			into			into
			U.S. Dollar			U.S. Dollars
	For the twelve	For the twelve	For the twelve	For the three	For the three	For the three
	months ended	months ended	months ended	months ended	months ended	months ended
	Dec-31	Dec-31	Dec-31	Dec-31	Dec-31	Dec-31
	2010	2011	2011	2010	2011	2011
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	euro	euro	$	euro	euro	$
Cash flows from operating activities
Net income for the period	9,728	21,187	27,485	3,483	4,101	5,321
Adjustments:
Amortization of intangible assets	117	722	937	57	354	459
Change in fair value of derivative financial instruments	(144)	302	392	334	(57)	(74)
Depreciation of property, plant and equipment	2,421	3,864	5,013	701	1,453	1,885
Gain on sales of property, plant and equipment	(72)	-	-	(63)	-	-
Share based payment	1,004	4,154	5,389	684	1,040	1,349
Interest expense (income), net	1,467	(1,176)	(1,526)	399	(251)	(326)
Income tax expense	1,769	2,600	3,373	740	236	306
	16,290	31,653	41,063	6,335	6,876	8,920
Increase in inventories	(18,313)	(19,696)	(25,552)	(4,363)	(4,217)	(5,471)
Increase in trade and other receivables	(18,979)	(17,502)	(22,705)	(4,445)	(2,819)	(3,657)
Increase (decrease) in trade payables	12,404	3,308	4,291	2,975	(1,387)	(1,799)
Increase in employee benefits	687	101	131	434	112	145
Increase (decrease) in provisions and other current liabilities	4,594	(625)	(811)	(1,817)	(690)	(895)
	(3,317)	(2,761)	(3,583)	(881)	(2,125)	(2,757)
Interest paid	(1,118)	(325)	(422)	(393)	(115)	(149)
Income tax paid	(3,764)	(3,224)	(4,182)	(592)	(904)	(1,173)
Net cash used in operating activities	(8,199)	(6,310)	(8,187)	(1,866)	(3,144)	(4,079)

Cash flows from investing activities
Interest received	146	972	1,261	109	199	258
Investment in bank deposits	-	(70,000)	(90,811)	-	(30,000)	(38,919)
Proceeds from bank deposits	-	40,000	51,892	-	40,000	51,892
Proceeds from sale of property, plant and equipment	108	-	-	63	-	-
Payments for derivative financial instruments, net	(164)	(120)	(156)	(705)	(86)	(112)
Acquisition of subsidiary, net of cash acquired	-	(790)	(1,025)	-	(790)	(1,025)
Acquisition of property, plant and equipment	(4,709)	(14,407)	(18,690)	(175)	(3,564)	(4,624)
Acquisition of intangible assets	(856)	(793)	(1,029)	(517)	(292)	(379)
Net cash from (used in) investing activities	(5,475)	(45,138)	(58,558)	(1,225)	5,467	7,091

Cash flows from financing activities
Share issuance	69,864	33,091	42,929	69,864	-	-
Proceeds from exercise of employee share options	129	861	1,117	114	168	218
Receipts of long-term loans and borrowings	3,994	-	-	688	-	-
Repayments of long-term loans and borrowings	(8,347)	-	-	(6,195)	-	-
Repayment of shareholders’ loans	(1,603)	-	-	(1,153)	-	-
Change in short-term debt	(1,926)	(8,612)	(11,172)	(11,768)	(1,976)	(2,563)
Net cash from (used in) financing activities	62,111	25,340	32,874	51,550	(1,808)	(2,345)

Net increase (decrease) in cash and cash equivalents	48,437	(26,108)	(33,871)	48,459	515	667
Cash and cash equivalents at the beginning of the period	4,185	52,900	68,627	4,327	26,157	33,933
Effect of exchange rates fluctuations on cash and cash equivalents	278	9	13	114	129	169

Cash and cash equivalents at the end of the period	52,900	26,801	34,769	52,900	26,801	34,769
	euro	euro	$	euro	euro	$

Information about revenue in reportable segments

In thousands

		Central and
		Eastern Europe,
		Middle East and
	Western Europe	Africa	The Americas	Asia-Pacific	Total
Twelve months ended	euro				euro
December 31, 2011 (Unaudited)	118,071	23,800	64,668	16,195	222,734
December 31, 2010 (Audited)	99,722	19,466	31,562	9,902	160,652

Three months ended	euro				euro
December 31, 2011 (Unaudited)	30,615	3,971	24,648	6,817	66,051
December 31, 2010 (Unaudited)	25,410	5,826	14,480	4,286	50,002

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

In thousands (net income per share amounts in units)

Twelve months ended December 31

									into
									U.S. Dollars
	2010				2011				2011
	Reported	Management	Share based		Reported	Management	Share based
	(Unadjusted)	fee(*)	payment	Adjusted	(Unadjusted)	fee(*)	payment	Adjusted	Adjusted
	(Audited)	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	euro	euro	euro	euro	euro	euro	euro	euro	$
Revenues	160,652			160,652	222,734			222,734	288,953
Cost of revenues	74,059			74,059	101,291			101,291	131,405

Gross profit	86,593			86,593	121,443			121,443	157,548

Operating expenses
Sales and marketing	57,057			57,057	76,443			76,443	99,170
General and administrative	18,536	(2,290)	(1,004)	15,242	22,993	-	(4,154)	18,839	24,440
Other income, net	(198)			(198)	(122)			(122)	(158)

Total operating expenses	75,395	(2,290)	(1,004)	72,101	99,314	-	(4,154)	95,160	123,452

Operating income	11,198	2,290	1,004	14,492	22,129	-	4,154	26,283	34,096

Interest expense (income), net	1,467			1,467	(1,176)			(1,176)	(1,526)
Other financial income, net	(1,766)			(1,766)	(482)			(482)	(625)

Total financial income, net	(299)			(299)	(1,658)			(1,658)	(2,151)

Income before income taxes	11,497	2,290	1,004	14,791	23,787	-	4,154	27,941	36,247

Income taxes	1,769			1,769	2,600			2,600	3,373

Net income for the period	9,728	2,290	1,004	13,022	21,187	-	4,154	25,341	32,874
	euro	euro	euro	euro	euro	euro	euro	euro	$

Net income per share	euro			euro	euro			euro	$
Basic	1.21			1.62	1.08			1.30	1.69
Diluted	0.69			0.92	1.03			1.23	1.60

Weighted average number of shares
Basic	8,026			8,026	19,553			19,553	19,553
Diluted	14,680			14,680	20,572			20,572	20,572

(*) Fortissimo Capital was entitled to receive management fee from the Company. The aforementioned entitlement was terminated as of the closing of the IPO (November 8, 2010).

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

In thousands (net income per share amounts in units)

Three months ended December 31

									Convenience
									Translation into
									U.S. Dollars
	2010				2011				2011
	Reported	Management	Share based		Reported	Management	Share based
	(Unadjusted)	fee(*)	payment	Adjusted	(Unadjusted)	fee(*)	payment	Adjusted	Adjusted
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	euro	euro	euro	euro	euro	euro	euro	euro	$
Revenues	50,002			50,002	66,051			66,051	85,688
Cost of revenues	22,832			22,832	28,173			28,173	36,549

Gross profit	27,170			27,170	37,878			37,878	49,139

Operating expenses
Sales and marketing	18,938			18,938	28,083			28,083	36,432
General and administrative	4,648	(88)	(684)	3,876	5,721	-	(1,040)	4,681	6,073
Other income, net	(106)			(106)	(29)			(29)	(38)

Total operating expenses	23,480	(88)	(684)	22,708	33,775	-	(1,040)	32,735	42,467

Operating income	3,690	88	684	4,462	4,103	-	1,040	5,143	6,672

Interest expense (income), net	399			399	(251)			(251)	(326)
Other financial expense (income), net	(932)			(932)	17			17	22

Total financial income, net	(533)			(533)	(234)			(234)	(304)

Income before income taxes	4,223	88	684	4,995	4,337	-	1,040	5,377	6,976

Income taxes	740			740	236			236	306

Net income for the period	3,483	88	684	4,255	4,101	-	1,040	5,141	6,670
	euro	euro	euro	euro	euro	euro	euro	euro	$

Net income per share	euro			euro	euro			euro	$
Basic	0.26			0.32	0.20			0.26	0.34
Diluted	0.21			0.25	0.20			0.25	0.32

Weighted average number of shares
Basic	13,417			13,417	20,081			20,081	20,081
Diluted	17,128			17,128	20,826			20,826	20,826

(*) Fortissimo Capital was entitled to receive management fee from the Company. The aforementioned entitlement was terminated as of the closing of the IPO (November 8, 2010).

EBITDA and Adjusted EBITDA

In thousands

	Twelve months ended December 31			Three months ended December 31
	2010	2011	2011	2010	2011	2011
			Convenience translation into			Convenience translation into
			U.S. Dollars			U.S. Dollars
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Reconciliation of Net Income to EBITDA and Adjusted EBITDA
	euro	euro	$	euro	euro	$
Net income	9,728	21,187	27,485	3,483	4,101	5,321
Interest expense (income), net	1,467	(1,176)	(1,526)	399	(251)	(326)
Income taxes	1,769	2,600	3,373	740	236	306
Depreciation and amortization	2,538	4,586	5,950	758	1,807	2,344
EBITDA	15,502	27,197	35,282	5,380	5,893	7,645
	euro	euro	$	euro	euro	$

Management fee	2,290	-	-	88	-	-
Share based payment	1,004	4,154	5,389	684	1,040	1,349
Adjusted EBITDA	18,796	31,351	40,671	6,152	6,933	8,994
	euro	euro	$	euro	euro	$

The following tables present the Company’s revenues, by product type for the periods presented, as well as such revenues by product type as a percentage of total revenues (*):

	Twelve months ended		Three months ended
	Dec-31		Dec-31
	2010	2011	2010	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	Revenues
	(in thousands)

	euro	euro	euro	euro
Soda maker starter kits (including exchange cylinders)	67,199	96,812	25,215	31,360
Consumables	87,375	120,990	23,642	32,587
Other	6,078	4,932	1,145	2,104
Total	160,652	222,734	50,002	66,051
	euro	euro	euro	euro

	Twelve months ended		Three months ended
	Dec-31		Dec-31
	2010	2011	2010	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As a percentage of revenues

Soda maker starter kits (including exchange cylinders)	41.8%	43.5%	50.4%	47.5%
Consumables	54.4%	54.3%	47.3%	49.3%
Other	3.8%	2.2%	2.3%	3.2%
Total	100.0%	100.0%	100.0%	100.0%

(*)The Company reclassified prior periods data such that revenue from spare cylinders, formerly presented under "Soda maker starter kits" category, are presented under "Consumables" category, as the purchase of a spare cylinder is more like a purchase of other consumables vs. the initial purchase of soda makers. The effect was increase in revenue from Consumables by euro thousand 7,024 and euro thousand 2,057 for twelve month and for three month ended Dec-31, 2010, respectively (increase in 440 percentage points and 410 percentage points of total revenues of those periods, respectively), and same decrease in revenue from Soda maker starter kits for the respective periods (and same decrease in percentage points of total revenues of those periods, respectively)